UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*



                                Photoworks, Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    71940B208
                       ---------------------------------
                                 (CUSIP Number)

                                October 25, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

..........................
CUSIP No. 71940B208
..........................

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1 NAME OF REPORTING PERSON:
  I.R.S. Identification Nos. of above persons (entities only):

  J. Carlo Cannell
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                   (b) [ ]
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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5 SOLE VOTING POWER: 2,857,143*

6 SHARED VOTING POWER:

7 SOLE DISPOSITIVE POWER: 2,857,143*

8 SHARED DISPOSITIVE POWER:
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,857,143*
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   14.4%*
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12 TYPE OF REPORTING PERSON

   IN
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* As of October 25, 2006 (the "Reporting Date"), Mr.J. Carlo Cannell and
Tristan Partners, L.P. ("Tristan" and collectively with Mr. Cannell, the "Funds") owned in the aggregate 2,857,143 shares of common stock, par value $0.01 per share (the "Shares"), of Photoworks, Inc. (the "Company"). Cannell Capital LLC is thegeneral partner of and investment adviser to Tristan. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,857,143 Shares, or approximately 14.4% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G/A SETS FORTH THAT
ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE 13G TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON NOVMEBER 8,2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT ONLY MR. CANNELL IS
THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

Item 1(a). Name of Issuer:

           Photoworks, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           71 Columbia Street
           Suite 200
           Seattle, WA 98104

Item 2(a). Name of Person Filing:

           J. Carlo Cannell

Item 2(b). Address of Principal Business Office or if none, Residence:

           P.O. Box 3459
           240 E. Deloney Ave.
           Jackson, WY 83001

Item 2(c). Citizenship:

           USA

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           71940B208

Item 3.    Not Applicable.

Item 4.    Ownership:

         (a) Amount Beneficially Owned: 2,857,143*

* As of October 25, 2006 (the "Reporting Date"), Mr.J. Carlo Cannell and Tristan Partners, L.P. ("Tristan" and collectively with Mr. Cannell, the "Funds") owned in the aggregate 2,857,143 shares of common stock, par value $0.01 per share (the "Shares"), of Photoworks, Inc. (the "Company"). Cannell Capital LLC is thegeneral partner of and investment adviser to Tristan. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,857,143 Shares, or approximately 14.4% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G/A SETS FORTH THAT
ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIESAND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSEDAN AMENDMENT TO SCHEDULE 13G TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON NOVMEBER 8,2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT ONLY MR. CANNELL IS
THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

         (b) Percent of Class: 14.4%*

         (c) Number of shares as to which such person has:
             (i)  sole power to vote or to direct the vote: 2,857,143*

             (ii) shared power to vote or to direct the vote: 0*

             (iii) sole power to dispose or to direct the disposition of:
                   2,857,143*

             (iv) shared power to dispose or to direct the disposition of: 0*

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the S ecurities:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of Group:

        Not Applicable.

* As of October 25, 2006 (the "Reporting Date"), Mr.J. Carlo Cannell and Tristan Partners, L.P. ("Tristan" and collectively with Mr. Cannell, the "Funds") owned in the aggregate 2,857,143 shares of common stock, par value $0.01 per share (the "Shares"), of Photoworks, Inc. (the "Company"). Cannell Capital LLC is thegeneral partner of and investment adviser to Tristan. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,857,143 Shares, or approximately 14.4% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G/A SETS FORTH THAT
ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIESAND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSEDAN AMENDMENT TO SCHEDULE 13G TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON NOVMEBER 8,2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT ONLY MR. CANNELL IS
THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2008


                                J. CARLO CANNELL

                              /s/ J. Carlo Cannell

                                J. Carlo Cannell

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)